JG



16021713

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 29 2016
Washington DC
416

SEC FILE NUMBER
8- 40671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bishops Way, Suite 122
(No. and Street)

Brookfield (City) Wisconsin (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, Suite 2250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori L. Rastall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investors Corp., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKI L BERGER
Notary Public
State of Wisconsin



Signature

Chief Compliance Officer

Title



Notary Public My commission expires 2-17-19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Freedom Investors Corp.

We have audited the accompanying statement of financial condition of Freedom Investors Corp. (the "Company") as of June 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Freedom Investors Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Freedom Investors Corp. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1, Computation for Determination of the Reserve Requirement Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3, Reconciliation of the Company's Unaudited Net Capital Computation to the Statement of the Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Freedom Investors Corp.'s financial statements. The supplemental information is the responsibility of Freedom Investors Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
August 25, 2016

Freedom Investors Corp.
Brookfield, WI

Statement of Financial Condition
June 30, 2016

ASSETS

Current Assets	
Cash and cash equivalents	41,508
Clearing deposit	70,196
Accounts Receivable	83,548
Total Current Assets	195,252
TOTAL ASSETS	**195,252**

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Accounts Payable and Accured Liabilities	35,952
Commission Payable	65,419
Payroll Liabilities	30,657
Total Current Liabilities	132,028
Stockholder's Equity	
Common Stock ($1.00 par value)*	1,000
Additional paid-in-capital	112,384
Retained earnings (deficit)	(50,160)
Total Stockholder's Equity	63,224
TOTAL LIABILITIES & EQUITY	**195,252**

*2,500 shares authorized, 1,000 shares issued

The accompanying notes to financial statements
are an integral part of these statements

Freedom Investors Corp.
Brookfield, WI

Statement of Income
June 30, 2016

Operating Revenue:	
Concessions	$1,851,143
Other income	63,888
Total Operating revenue	1,915,031
Commission Expense	1,375,791
Net Revenue	539,240
Operating Expenses:	
Automobile Expense	6,697
Bank Service Fees	2,467
Business Licenses and Permits	620
Consulting	4,558
COR Clearing Fees	71,610
Due to another Broker Dealer	27,500
Professional Fees	30,770
Occupancy	28,038
Technology	19,003
Miscellaneous	19,825
Office Expense	20,958
Employee Compensation & Benefits	156,522
E&O	42,917
Fidelity Bond	3,194
Florida Branch Operations	53,164
Membership and Regulatory Fees	1,180
Travel Expenses	2,627
Settlement Distribution	2,000
Interest Expense	887
Total Operating Expenses	494,537
Net Income before income taxes	44,703
Provision for Income Tax:	
Income tax expense	6,075
Net Income	$38,628

The accompanying notes to financial statements
are an integral part of these statements

Freedom Investors Corp.
Brookfield, WI

Statement of Changes in Stockholder's Equity
June 30, 2016

	Common Stock	Paid In Capital	Earnings (Deficit)	Total Stockholder's Equity
Balance, June 30, 2015	$ 1,000	$ 92,384	$ (88,788)	$ 4,596
Additions		20,000		20,000
Net Income			38,628	38,628
Balance, June 30, 2016	$ 1,000	$ 112,384	$ (50,160)	$ 63,224

The accompanying notes to financial statements
are an integral part of these statements

Freedom Investors Corp.
Brookfield, WI

Statement of Cash Flow
June 30, 2016

OPERATING ACTIVITIES		
Net Income	$	38,628
Adjustments to reconcile Net Income to net cash used in operations:		
Clearing Deposit		(15,015)
Accounts receivable		23,103
Due from Parent		8,737
Restricted Cash Account		1,974
Accounts Payable & Accrued Liabilities		(15,668)
Commission Payable		(25,703)
Payroll Liabilities		6,211
Income Tax Payable		(23,879)
Net cash used in Operating Activities		(1,612)
FINANCING ACTIVITIES		
Additional Paid In Capital		20,000
Net cash provided by Financing Activities		20,000
Net cash increase for period		18,388
Cash at beginning of period		23,120
Cash at end of period	$	41,508
Supplemental Information:		
Interest Payments	$	887
Income Taxes	$	6,075

The accompanying notes to financial statements are an integral part of these statements

Freedom Investors Corp.
Brookfield, Wisconsin

Notes to Financial Statements
June 30, 2016

Business Activity

Freedom Investors Corp. (the "Company") was incorporated in the State of Wisconsin on November 25, 1988. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a non-holding broker-dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company is wholly owned subsidiary of Freedom Securities, Inc. (the "Parent Company").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentation.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2016.

Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Clearing Deposit

In accordance with the agreement with its clearing brokers, Hilltop Securities, Inc. ("HSI") and COR Clearing LLC ("COR"), the Company is required to maintain cash deposits in the amount of $20,000 and $50,000 respectively. The Company is dependent on HSI and COR for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of June 30, 2016 the Company maintained $20,196 and $50,000 in clearing deposits at HSI and COR.

Subsequent Events

Management has evaluated events and transactions from July 1, 2015 through August 25, 2016; the date of the statement of financial condition was issued, noting no material events requiring disclosure in the Company's statement of financial condition.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company had net capital of $61,500, which was $52,699 in excess of its required net capital of $8,801. At June 30, 2016, the Company's net capital ratio was 2.14 to 1.

Common Stock

Common stock consists of 2,500 authorized shares, 1,000 issued shares with a par value of $1.00 per share.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2016. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Related Party Transactions

The Company and the Parent Company share personal and other services. The Company paid fees for personnel and other services to the Parent Company for year ending June 30, 2016 in the amount of $228,637, which is included on the Statement of Income.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and

consist of taxes currently due less any prepayment of estimated taxes.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year, FINRA completed an examination of the Company's compliance with certain regulatory and financial requirements. Any issues that were found will not have a material effect on the Company's financial statements.

Stockholder's Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

Litigation

The Company is currently involved in three arbitration cases, currently in the various stages to be heard between the end of calendar year 2016 through 2017. The claimants are seeking $430,000 damages plus attorney fees. The Firm is vigorously defending itself. These claims are covered under

the firm's current E & O policy. Legal Counsel believes with the claim in early stages of discovery it is not possible to determine the efficacy of the claim. Management and legal counsel believe the Company has meritorious defenses against all claims. Accordingly, no provision has been made in the statement of financial condition for any loss that may result in the complaint.

Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Freedom Investors Corp.
Brookfield, WI

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
June 30, 2016

Aggregate Indebtedness		
Commission payable and related liabilities	$	65,419
Payroll Liabilities		30,657
Accounts payable		35,952
Total Aggregated Indebtedness	$	132,028
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	8,801
Computation of Basic Net Capital Requirements:		
Stockholder's Equity	$	63,224
Deductions:		
Unallowable Account Receivable		(1,724)
Total unallowable assets		(1,724)
Net Capital	$	61,500
Net Capital requirement (minimum)		8,801
Capital in excess of minimum requirement	$	52,699
Ratio of aggregate indebtedness to net capital		2.14 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3

Freedom Investors Corp. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Freedom Investors Corp. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

See accompanying notes

Freedom Investors Corp.
Brookfield, WI

Reconciliation of the Company's Unaudited Net Capital Computation to the Statement of the Computation of Aggregated Indebtedness and Net Capital under Rule 15c3-1
June 30, 2016

Net capital at June 30, 2016 (unaudited)	$	47,688
Reclassification from non-customer to allowable		2,040
Record accounts payable and receivable adjustments		11,772
Net capital at June 30, 2016 (audited)	$	61,500



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
of Freedom Investors Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2016, which were agreed to by Freedom Investors Corp. (the "Company"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
August 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,889.95

B. Less payment made with SIPC-6 filed (**exclude interest**) (961.54)

1/22/2016
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 928.41

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 928.41

G. **PAYMENT: √ the box**
Check mailed to P.O. Box X **Funds Wired** ☐
Total (must be same as F above) $ 928.41

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___________
and ending ___________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,946,033

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ___________

(2) Net loss from principal transactions in securities in trading accounts. ___________

(3) Net loss from principal transactions in commodities in trading accounts. ___________

(4) Interest and dividend expense deducted in determining item 2a. ___________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ___________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ___________

(7) Net loss from securities in investment accounts. ___________

Total additions ___________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,063,956

(2) Revenues from commodity transactions. ___________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ___________

(4) Reimbursements for postage in connection with proxy solicitation. ___________

(5) Net gain from securities in investment accounts. ___________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ___________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ___________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

___________ 126,096

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $___________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $___________

Enter the greater of line (i) or (ii) ___________

Total deductions 1,190,052

2d. SIPC Net Operating Revenues $ 755,981

2e. General Assessment @ .0025 $ 1,889.95

(to page 1, line 2.A.)



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Freedom Investors Corp.

We have reviewed management's statements, included in the accompanying Freedom Investors Corp.. Exemption Report (the "Exemption Report"), in which (1) Freedom Investors Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
August 25, 2016

"Independence begins with Freedom"



333 Bishop Way Suite 122 • Brookfield, WI 53005
Phone (262) 436-8700 • Fax (262) 436-8701

Freedom Investors Corp. Exemption Report

Freedom Investors Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Lori L. Rastall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Compliance Officer
August 25, 2016